SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended:  September 30, 2006
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SEC FILE NUMBER: 333-65318

CUSIP NUMBER:  74049P102


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  PREMIER DEVELOPMENT & INVESTMENT, INC.
                          --------------------------------------

              1605-145 County Rd. #220, Orange Park, Florida  32003
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   (Address of Principal Executive Office Street and Number, City, State and Zip
                                      Code)


PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below unreasonable detail the reasons why the Form 10-K, 11-K, 10-Q, NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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     The Registrant is still in the process of preparing its financial statements for the period ended September 30, 2006. This process is taking longer than usual because we have been forced to shift all of our resources, financial and manpower, to our legal defense as a result of the Adam Barnett lawsuit detailed in our most recently filed Form 10-QSB for the period ended June 30, 2006. We are presently exploring various settlement options with Mr. Barnett and will report the results, if any, of these efforts upon conclusion. We intend to finalize and file our Form 10-QSB for the period ended September 30, 2006 as soon as possible.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

J. Scott Sitra          (813) 786-1199

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to filed such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                     PREMIER DEVELOPMENT & INVESTMENT, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Date: November 14, 2006

By:  /s/ J. Scott Sitra
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     J. Scott Sitra
     President and Chief Executive Officer



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